UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 7, 2009 with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 thereto filed on January 12, 2009, Amendment No. 2 thereto filed on January 13, 2009, Amendment No. 3 thereto filed on January 15, 2009, Amendment No. 4 thereto filed on January 21, 2009 and Amendment No. 5 thereto filed on February 2, 2009 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable by Parent in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and octreotide (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 6 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented such that the following sentences are hereby added to the end of the second paragraph of “Item 2(b) – Tender Offer”:

The Parent will be obligated to make any Contingent Cash Consideration Payments that become due and as additional security, the Parent will be depositing cash into escrow until December 15, 2009 to provide funds for the satisfaction of the NEBIDO Contingent Cash Consideration Payment (any portion of the NEBIDO Contingent Cash Consideration Payment that becomes due after December 15, 2009 will still be paid by Parent even though the escrow period has expired). In the event that any Contingent Cash Consideration Payment becomes due, Parent is obligated to post a certificate stating that such Contingent Cash Consideration Payment is due on its Internet website and issue a press release announcing the occurrence of the applicable milestone date.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented such that a new subsection entitled “Interests of Parent in the Company” is hereby added to the end of Item 3 and shall read as follows:

Interests of Parent in the Company

As of January 7, 2009, Parent did not beneficially own any Company Shares.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The second bullet point entitled “Transaction Terms; Premium to Market Price” in the Section entitled “Reasons for the Recommendation” of “Item 4(b) - Background and Reasons for the Company Board’s Recommendation” is hereby amended by adding the following to the end thereof:

In addition, in evaluating the non-contingent cash portion of the consideration of $4.50 per share and the Contingent Cash Consideration Payments of up to $3.00 per share, the Company Board considered financial analyses prepared by Company management of the portion of the equity value per share of the Company attributable to each of NEBIDO and Octreotide and the remaining equity value per share of the Company without NEBIDO or Octreotide. These analyses were prepared using certain assumptions and reflected both a range of values for the Company’s common stock of no greater than $2.90 per share in the event that neither

NEBIDO nor Octreotide were approved by the FDA, and, based on the assumption that FDA approval is obtained, values for each of NEBIDO and Octreotide that were less than the amounts of the related Cash Contingent Consideration Payments that would be due following FDA approval. This assessment was utilized by the Board to evaluate both the value of the Company in the event such product candidates were not approved by the FDA and the Contingent Cash Consideration Payments were not made, and the value of the Company in the event each such product candidates were approved by the FDA and the related Contingent Cash Consideration Payments were made.

2. The fourteenth bullet point entitled “Termination Fee” in the Section entitled “Reasons for the Recommendation” of “Item 4(b) - Background and Reasons for the Company Board’s Recommendation” is hereby amended by deleting the phrase “$20 million” and inserting “$18 million” in its stead.

3. The last full paragraph preceding the subsection entitled “Selected Companies Analysis” in the Section entitled “Opinion of the Company’s Financial Advisor” of “Item 4(b) - Background and Reasons for the Company Board’s Recommendation” is hereby deleted and replaced with the following:

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on January 5, 2009 in connection with UBS’ opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of the analyses described below, the term “implied value of the per Share consideration” refers to the mean implied value of the total consideration of $6.57 per Share, comprised of $4.50 per Share of non-contingent consideration plus the estimated mean implied net present value of the contingent consideration of $2.07 per Share. The estimated mean implied net present value of the contingent consideration represents the midpoint of the estimated range of implied present values of $2.03 to $2.11 per Share of the contingent consideration calculated as of December 31, 2008 utilizing discount rates ranging from 18% to 22% and is based on the Company management’s assessment as to the probability (which was assumed by the Company’s management to be 85% for each of NEBIDO and Octreotide) and timing (which was estimated by the Company’s management to be September 2009 in the case of NEBIDO and December 2010 in the case of Octreotide) of achieving FDA approval of NEBIDO and Octreotide. Estimated financial data for the Company prepared by the Company’s management that were utilized in the analyses described below were probability-weighted to reflect management’s assessments as to the likelihood that development of the Company’s product candidates would result in commercial sales.

4. The following Section entitled “Certain Projected Financial Information of Indevus” is hereby added following the Section entitled “Opinion of the Company’s Financial Advisor” of “Item 4(b) - Background and Reasons for the Company Board’s Recommendation”:

Certain Projected Financial Information of Indevus

The Company’s management provided the Company Board and UBS with certain nonpublic projected and budgeted financial information about the Company on a stand-alone basis that was utilized by UBS in connection with its opinion. Such projections are set forth below. The Company’s internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The following projections reflect numerous assumptions, all made by the Company’s management, with respect to general business, economic, market and financial conditions and other matters. Such projections prepared by the Company’s management and set forth below were probability-weighted to reflect management’s assessments as to the likelihood that development of the Company’s product candidates would result in regulatory approval and would meet certain projected sales targets. In addition to the projections, this probability-weighting to reflect management assessments as to the likelihood of achieving FDA approval for

NEBIDO and Octreotide was also applied when deriving the estimated mean implied net present value of the contingent consideration and reflects Company and pharmaceutical industry experience with respect to the development and commercialization in the United States of similar types of pharmaceutical products in similar stages of development, as well as the status as of that date of development and guidance from the FDA with respect to the regulatory pathway for these particular products. These assumptions regarding future events are difficult to predict, and many are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will be realized and actual results may be materially different than those contained in the projections provided by the Company. The projections cover multiple years and such information by its nature becomes less reliable with each successive year. None of the projections reflect any impact of the proposed merger and were not provided to Parent.

In addition, these projections:

•	are dependent on fluctuations in demand for the Company’s products;

•

were based on the assumption, subject to probability weighting, that each of the Company’s current drug candidates that are in various stages of clinical trials ultimately is approved by the FDA, without delay and for human use, following the conclusion of pending trials and any subsequent trials that are anticipated by the Company (not taking into account the inherent uncertainty of drug development);

•

assume, subject to probability weighting, that all products in development would result in commercial sales, even though these pipeline products have not yet been approved, and may never be approved, and it is not possible to predict with certainty whether or when such approvals will occur;

•	assume revenue contributions of yet-to-be partnered outlicensing candidates for development programs that have not yet been approved by the FDA;

•

assume that no product will be subject to generic substitution, recalled or subject to any black-box or other labeling requirements that could adversely affect marketing of such product during the period covered by the projections;

•	assume no manufacturing issues that may adversely affect product supply;

•	assume that no new governmental regulations or adverse changes in managed care reimbursement or coverage will be adopted hindering the Company’s ability to sell products;

•	assume that future cost growth will reflect and not exceed historical rates;

•	assume that the Company’s future price increases will reflect and not be less than historical rates;

•	do not account for income statement or cash flow impact of required additional financing to support business plan;

•

assume revenue and margin contributions from certain international markets based on management judgments of expected market size and potential selling price for products; these international opportunities are still dependent on obtaining the appropriate regulatory approvals and marketing authorizations and upfront and milestone payments on outlicenses;

•	assume that manufacturing scale economies are achieved at the Cranbury, New Jersey manufacturing plant; and

•	reflect numerous other assumptions made by the Company’s management, with respect to general business, economic, market and financial conditions and other matters.

Summary Financials1

($mm, unless otherwise noted)	2008A	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Revenue	$77.8	$103.4	$175.5	$240.3	$342.0	$373.3	$464.3	$525.0	$587.3	$649.6	$681.7	$711.2	$743.3	$778.2	$820.8	$854.4	$894.8	$264.5	$159.4	$117.4
EBIT	(56.1)	(17.9)	7.5	51.7	128.2	140.5	211.5	253.5	298.5	350.8	370.2	382.4	406.3	426.7	454.7	472.2	495.5	189.2	119.6	91.8
Net Income	(65.6)	(39.2)	(10.1)	33.3	111.2	128.2	176.6	154.3	183.4	217.3	231.6	241.8	259.1	274.6	294.8	309.0	326.8

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of the Company or its affiliates or representatives makes any representation to any stockholder regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided. Parent’s management prepared its own estimates of the Company’s operating performance, and Parent did not base the Offer described in this Schedule 14D-9 on the Company’s projections.

These projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Indevus may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The projections are not included in this Schedule 14D-9 in order to influence any Company stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender any Company shares into the Offer or whether or not to seek appraisal rights with respect to such shares.

[1]	Reflects probability weighting per Company management and annual periods refer to the Company’s fiscal year ending September 30 of each year.

5. The last sentence of the subsection entitled “No Third Party Solicitation Process” in the Section entitled “Reasons for the Recommendation” of “Item 4(b) - Background and Reasons for the Company Board’s Recommendation” is hereby deleted and replaced with the following:

In light of the foregoing circumstances, the Company Board was satisfied that other interested parties had, and would have under the terms of the Merger Agreement, including that Parent must keep the tender offer open for 45 days and during such period the Company could terminate the Merger Agreement to accept a Superior Proposal (subject to payment of a termination fee), an adequate opportunity to make a proposal to acquire the Company.

Item 5.	Person/Assets, Retained, Employed or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented such that the first sentence of “Item 5 – Person/Assets, Retained, Employed or Used” is hereby deleted and replaced with the following:

Under the terms of UBS’ engagement, the Company has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $7.25 million, a portion of which was payable in connection with UBS’ opinion and approximately $6.5 million of which is contingent upon consummation of the Offer.

Item 8.	Additional Information.

The subsection (i) of Item 8 entitled Certain Litigation is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

The following is a more detailed description of the shareholder lawsuits described above, each of which was styled as a class action and arose out of the proposed Merger and Offer (collectively, the “Proposed Transaction”). These lawsuits allege that the price to be paid by Parent and Purchaser in the Offer is $4.50 per share based on the premise that if the applicable milestones are not achieved then the Contingent Cash Consideration Payments will never be paid.

Two of these lawsuits have been filed in the Delaware Court of Chancery. The Gober Action was the first of these cases and was filed January 9, 2009. With regard to the Gober Action, the complaint generally alleges that, as a result of an inadequate price and an excessive termination fee, the Proposed Transaction is unfair and coercive to the Company’s shareholders and, accordingly, the Company board of directors breached its fiduciary duties. The complaint also alleges that the Company’s board of directors failed to disclose certain material information regarding the Proposed Transaction necessary to enable the Company’s public shareholders to make a fully informed decision as to whether to tender their shares. The complaint further alleges that Parent and Purchaser aided and abetted the Company’s board of directors in breaching their fiduciary duties.

Specifically, the complaint filed in the Gober Action alleges that the Schedule 14D-9 filed by the Company (the “Schedule 14D-9”) and the Schedule TO filed by Parent and Purchaser (collectively, such Schedule TO and the Schedule 14D-9, the “Tender Offer Documents”) (filed January 7, 2009) are materially misleading and incomplete because, among other things:

(i) UBS, the Company’s financial advisor on the Proposed Transaction, performed its analyses using an implied value of per share consideration of $6.57 per share, based on the non-contingent value of $4.50 per share and the net present value of the contingent consideration based on the Company’s assessment of the contingencies occurring. Plaintiffs allege that, because of this, the fairness opinion fails to evaluate the fairness of the $4.50 per share offer, which is the only guaranteed consideration for the Proposed Transaction;

(ii) the projection that the offer is worth $6.57 per share raises questions that go unanswered in the Tender Offer Documents, such as how management calculated the $6.57 per share figure, which the Company is asking shareholders to consider this the true value of the deal for purposes of the fairness opinion;

(iii) the Tender Offer Documents fail to disclose the Company’s financial projections through 2027, which UBS allegedly relied upon in performing its discounted cash flow analysis of the Company;

(iv) the Tender Offer Documents do not fully and fairly disclose the compensation arrangement of UBS in connection with the delivery of the fairness opinion. The documents disclose that UBS will receive “an aggregate fee currently estimated to be approximately $7.25 million”, but do not disclose how much is contingent upon consummation of the deal, only that a “significant portion” is contingent upon consummation of the Proposed Transaction; and

(v) the Tender Offer Documents do not reveal any facts suggesting that other discussions took place between the Company and any potential bidder other than Parent concerning a possible acquisition and do not disclose why the Company’s Board did not conduct a “market check” or auction for the company and instead agreed to recommend the Proposed Transaction and enter into a merger agreement with Parent.

The Plaintiff in this Gober Action seeks, among other things, to enjoin the Proposed Transaction or, to the extent the Proposed Transaction is consummated, rescind the tender offer or grant the class rescissory fees. The Plaintiff also seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

The second suit filed in the Delaware Court of Chancery is the Mishket Action and was filed on January 20, 2009. The complaint filed in the Mishket Action generally alleges that the Company’s directors breached their fiduciary duties by deciding to sell the Company at an “inadequate and unfair price following a grossly unfair process” and that several deal terms are unfair and taint the process that led to the tender offer. The complaint also alleges that the Tender Offer Documents fail to disclose certain material information necessary to allow shareholders to make a fully informed decision whether or not to tender their shares in the tender offer. The complaint further alleges that Parent aided and abetted the members of the Company’s board of directors in breaching their fiduciary duties.

Specifically, the complaint in the Mishket Action alleges that the Tender Offer Documents are materially misleading and incomplete for the reasons expressed in the complaint filed in the Gober Action and also because the Tender Offer Documents do not disclose any information concerning how the Company’s product development pipeline impacted sales and profitability during the projection period used by UBS.

Similar to the complaint filed in the Gober Action, the Plaintiff in this Mishket Action seeks, among other things, to enjoin the Proposed Transaction or, to the extent the Proposed Transaction is consummated, rescind the Proposed Transaction or grant the class rescissory fees. The Plaintiff also seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

As described above, the remaining two shareholder lawsuits have been filed in Massachusetts Superior Court, County of Suffolk. The first of these suits, entitled Malena C. Schroeder, individually and on behalf of all others similarly situated v. Glenn L. Cooper, et al., was filed January 12, 2009 (the “Schroeder Action”). The Schroeder Action alleges generally that the Company’s board of directors failed to provide shareholders with adequate disclosures, is selling the Company for an unfair price, and agreed to preclusive deal protection devices in connection with the Proposed Transaction. The complaint further alleges that the Company, Parent and Purchaser aided and abetted the Company’s board of directors in breaching their fiduciary duties.

Specifically, the complaint filed in the Schroeder Action alleges that the Schedule 14D-9 fails to provide shareholders with material information and/or provides them with materially misleading information thereby preventing them from making an informed decision as to whether to tender their shares before the February 20, 2009, deadline. Plaintiff alleges that the disclosures are materially misleading and incomplete because, among other things:

(i) the Schedule 14D-9 fails to inform shareholders whether UBS or any of its clients has any interest in the Company or what remuneration UBS may receive from the Company, Parent or Purchaser;

(ii) the Schedule 14D-9 fails to disclose any justification for the Company granting a waiver to Morgan Stanley or Skadden, Arps, Slate, Meagher & Flom LLP (Parent’s financial advisor and legal advisor, respectively);

(iii) the Schedule 14D-9 fails to provide shareholders with sufficient information to evaluate the potential growth prospects and risks associated with the Company’s remaining a stand-alone company. In particular, the Schedule 14D-9 fails to disclose the potential growth opportunities and other factors associated with implementing the Company’s business plan as compared to the sale of the company that was discussed by the board of directors on October 26, 2008, or the stand-alone valuations discussed at the Company’s board meetings on December 4 and December 14, 2008 and what other strategic alternatives may be available;

(iv) the Schedule 14D-9 states that shareholders may receive additional consideration contingent upon FDA approval of new drugs, but it provides no disclosure as to the likelihood of achieving such approval and the attendant risks that shareholders should consider if such approval is not granted; and

(v) the Schedule contains a materially deficient and incomplete fairness opinion by UBS. For example, although UBS states that it performed various analyses such as Selected Companies Analysis, Selected Transactions Analysis and a Discounted Cash Flow Analysis to support its fairness opinion, the Schedule 14D-9 fails to disclose the underlying methodologies, key inputs, and range of ultimate values relied upon and observed by UBS.

The Plaintiff in this lawsuit also seeks, among other things, to enjoin the Proposed Transaction or, to the extent the Proposed Transaction is consummated, rescind the Proposed Transaction or grant the class rescissory fees. The Plaintiff also seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

The second lawsuit filed in Massachusetts Superior Court is the Wexler Action. The complaint filed in the Wexler Action generally alleges that the members of the Company’ s board of directors breached their fiduciary duties arising out of their decision to sell the Company at an inadequate and unfair price following a grossly unfair process in order to preserve their jobs and participate in the profits of the company going forward. The complaint also alleges that the Company’s board of directors disclosed misleading information and omitted material information from the Schedule 14D-9. The complaint also alleges that Parent controlled the process through its counsel and aided and abetted the breaches by the Company’s board.

Specifically, the complaint filed in the Wexler Action alleges certain similar disclosure claims as the above-described complaints, including that:

(i) the Schedule 14D-9 does not provide shareholders with non-public information, such as financial forecasts and estimates, relied upon by UBS in its fairness opinion;

(ii) the Schedule 14D-9 does not disclose any information concerning how the Company’s product development pipeline impacted sales and profitability during the projection period used by UBS;

(iii) the Schedule 14D-9 fails to disclose any known positions UBS holds in either the Company or Parent; and

(iv) the Schedule 14D-9 fails to disclose the nature and timing of the services provided to Parent by UBS in the past, as well as the compensation received for those services;.

The Plaintiff in this lawsuit also seeks, among other things, to declare the Merger Agreement unlawful and unenforceable, to enjoin the Proposed Transaction unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders, to direct the Company’s board to obtain a transaction in the best interests of the Company’s shareholders, and rescinding the tender offer and merger agreement to the extent they are already implemented. The Plaintiff also seeks to enjoin the Company’s board from consummating the transaction until curative disclosures are made to the Company’s shareholders. Plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

While the Defendants believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such lawsuits, on February 4, 2009, the Defendants entered into a memorandum of understanding (“MOU”) with the parties to such purported class action lawsuits, pursuant to which Defendants and such parties agreed to settle the stockholder lawsuits. Subject to court approval and further definitive documentation, the MOU resolves the allegations by the Plaintiffs against the Defendants in connection with the Offer and the Merger and provides a release and settlement by the purported class of the Company’s stockholders of all claims against the Defendants and their affiliates and agents in connection with the Offer and the Merger. In the event that the MOU is not approved and such conditions are not satisfied, the Defendants will continue to vigorously defend these actions. The MOU does not include the plaintiff in the Hell Action which is described below.

In addition to the cases described above, on January 30, 2009, Stefen Hell, a purported holder of Company Shares, filed a lawsuit purportedly on behalf of a putative class of holders of the Company’s Shares in the Court of Chancery of the State of Delaware, Case No. 4327 (the “Hell Action”). Similar to the complaints filed in the Gober Action and Mishket Action, the complaint filed in the Hell Action generally alleges that the two-tiered consideration structure of the Proposed Transaction presently undervalues the Company and, as such, is unfair to shareholders. The Complaint also alleges that the Proposed Transaction is procedurally unfair because the Indevus board of directors made no attempts to auction the Company or conduct a market check and because the board agreed to certain provisions in the Merger Agreement intended to prevent competing bids for the Company in violation of the Indevus directors’ fiduciary duties – including a no-shop provision, a 45-day closing date for the tender offer, and a termination fee equal to 5.4% of the value of the transaction if the Contingent Cash Consideration Payments do not occur. The complaint also alleges that the Schedule 14D-9 filed by Indevus fails to disclose certain material information necessary to allow shareholders to make a fully informed decision whether or not to tender their shares in the tender offer. The complaint further alleges that Parent and Purchaser aided and abetted the members of the Company’s board of directors in breaching their fiduciary duties. The complaint in the Hell Action alleges that the Schedule 14D-9 is materially misleading and incomplete for the same reasons expressed in the complaints filed in the Gober Action and the Mishket Action. Similar to the complaints filed in the Gober Action and the Mishket Action, the Plaintiff in the Hell Action seeks, among other things, to enjoin the Proposed Transaction or, to the extent the Proposed Transaction is consummated, rescind the Proposed Transaction or grant the class rescissory fees. The Plaintiff further seeks to require defendants to account to the class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct. The Plaintiff also seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. The Company and its directors intend to vigorously defend the Hell Action. A copy of the complaint in the Hell Action is attached hereto as Exhibit (a)(15) and is hereby incorporated herein by reference. The foregoing description of the Hell Action is qualified in its entirety by reference to Exhibit (a)(15) hereto.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(1)(iii)	Amendment to Agreement and Plan of Merger, dated as of February 4, 2009, among the Company, Purchaser and Parent

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Bobby W. Sandage, Jr., Ph. D.
Name: Bobby W. Sandage, Jr., Ph. D.
Title: Executive Vice President, Research and Development, Chief Scientific Officer

Dated: February 4, 2009